# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LB Pharmaceuticals Inc, CIK 0001691082
CUSIP: 50180M108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: One Pennsylvania Plaza, Suite 1025, New York, New York (NY), 10119
Date of event which requires filing of this statement: 09/12/2025
Filed by CIK 0001856083
Persons authorized to receive notices and communications: Nir Messafi, CPA, Deep Track Capital, LP, 200 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut (CT), 06830, (203) 409 0810

## Reporting persons
- Deep Track Biotechnology Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,686,138; sole dispositive power 0; shared dispositive power 2,686,138; aggregate amount beneficially owned 2,686,138 (12% of the class)
- Deep Track Special Opportunities Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 666,666; sole dispositive power 0; shared dispositive power 666,666; aggregate amount beneficially owned 666,666 (3% of the class)
- Deep Track Capital, LP (CIK 0001856083): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,352,804; sole dispositive power 0; shared dispositive power 3,352,804; aggregate amount beneficially owned 3,352,804 (14.9% of the class)
- David Kroin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,352,804; sole dispositive power 0; shared dispositive power 3,352,804; aggregate amount beneficially owned 3,352,804 (14.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: LB Pharmaceuticals Inc
Address of issuer's principal executive offices: One Pennsylvania Plaza, Suite 1025, New York, New York (NY), 10119
Comment: This Schedule 13D (the "Schedule 13D") relates to the shares of common stock, $0.0001 par value per share, of LB Pharmaceuticals Inc, a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

i. Deep Track Biotechnology Master Fund, Ltd., a Cayman Islands exempted company ("DTBMF");

ii. Deep Track Special Opportunities Fund, LP, a Delaware limited partnership ("DTSOF");

iii. Deep Track Capital, LP, a Delaware limited partnership ("Deep Track"); and

iv. David Kroin, a United States citizen.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.

Information regarding each director and executive officer of Blackstone is set forth on Schedule I attached hereto as Exhibit 99.2 and is incorporated herein by reference in this Item 2.
Residence or business address:
The business address of DTBMF is c/o Walkers Corporate Limited, 190 Elgin Ave, George Town, KY1-9001, Cayman Islands.

The business address of each of each of DTSOF, Deep Track and Mr. Kroin is c/o Deep Track Capital, LP, 200 Greenwich Ave, 3rd Floor, Greenwich, CT 06830.
Present principal occupation or employment: The principal business of each of DTBMF and DTSOF is investing in securities. The principal business of Deep Track is serving as the investment manager of DTBMF and DTSOF and other persons. The principal business of Mr. Kroin is serving as the Chief Investment Officer of Deep Track and managing member of Deep Track Capital GP, LLC, the general partner of Deep Track.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
DTBMF paid an aggregate of $25,000,000 to purchase Series C Preferred Stock of the Issuer. Upon the consummation of the Issuer's initial public offering ("IPO") that closed on September 12, 2025, these shares of preferred stock converted into 686,138 shares of Common Stock.

On September 12, 2025, each of DTBMF and DTSOF purchased 2,000,000 and 666,666 shares of Common Stock, respectively, in the IPO at a price of $15.00 per share.

The source of funds for the purchase of the Issuer securities reported herein by both DTBMF and DTSOF was from working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis the investments in the Issuer by the Reporting Persons. The Reporting Persons may engage in discussions with management, the board of directors of the Issuer (the "Board"), other shareholders of the Issuer and other relevant parties concerning the Reporting Persons' investment in the Issuer's securities. Depending on various factors, including, without limitation, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer's securities or any derivatives thereof (which may include distributing some or all of such securities to such Reporting Person's respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer or any derivatives thereof (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise.

Rebecca Luse, a Managing Director at Deep Track Capital or one of its affiliates, serves as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Calculation of the percentage of shares of Common Stock beneficially owned by each Reporting Person is based on 22,442,989 shares of Common Stock outstanding following the Issuer's IPO based on information set forth in the Issuer's prospectus on Form 424B4 filed on September 12, 2025.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

DTBMF and DTSOF directly hold 2,686,138 and 666,666 shares of Common Stock, respectively. The investment manager of DTBMF and DTSOF is Deep Track. Mr. Kroin is the managing member of Deep Track Capital GP, LLC, the general partner of Deep Track.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons [or, to the best knowledge of the Reporting Persons, any other person named in Schedule I,] has effected any transaction in Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is hereby amended and supplemented as follows:

Exhibit No. Description
99.1 Joint Filing Agreement by and among the Reporting Persons
99.2 Schedule I - Executive Officers and Directors of Deep Track Biotechnology Master Fund, Ltd.

## Signatures
- Deep Track Biotechnology Master Fund, Ltd.: /s/ David Kroin, David Kroin, Director (09/19/2025)
- Deep Track Special Opportunities Fund, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner of the Investment Manager (09/19/2025)
- Deep Track Capital, LP: /s/ David Kroin, David Kroin, Managing Member of the General Partner (09/19/2025)
- David Kroin: /s/ David Kroin, David Kroin (09/19/2025)